Exhibit 99.1

Ability Names Seasoned Financial Executive, Meir Moshe, to Board of Directors

NEW YORK and TEL AVIV, ISRAEL, September 6, 2016 – Ability, Inc. (ABIL) (ABILW), a leading provider of innovative tactical communications intelligence solutions, today announced that Meir Moshe, CPA, a seasoned and accomplished financial executive with deep experience in the high-tech industry, has been appointed to Ability’s Board of Directors, effective immediately.

Mr. Moshe has more than 30 years of executive-level financial experience including the direct management of global finance and accounting operations, investor relations, tax and M&A. Previously, Mr. Moshe served as the Chief Financial Officer of Radware Ltd., a NASDAQ-traded, global leader of application delivery and cyber security solutions. Mr. Moshe joined Radware during its start-up and subsequently led its successful initial public and secondary offerings. Under his leadership, the company developed a finance and accounting infrastructure to support world-wide operations and manage cross-company activities. Mr. Moshe also previously served as Chief Financial Officer for Formula Group and Koor Communications. Mr. Moshe began his career with Ernst & Young. Mr. Moshe holds a Bachelor of Arts in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

“Meir is a highly accomplished business leader who brings a depth and breadth of financial experience to Ability’s board,” commented Anatoly Hurgin, Co-Founder and Chief Executive Officer of Ability. “His expertise in developing and implementing robust financial controls will benefit us greatly. We will benefit greatly from his insights and expertise as we move our growth plans forward.”

“The Ability team is doing great work to serve governments and law enforcement personnel with cutting-edge intelligence solutions that help to make the world a safer place,” commented Mr. Moshe. “I am eager to work with Anatoly and the team to drive the strategic agenda forward and grow the company.”

Mr. Moshe replaces the board seat vacated by David Wiernik who tendered his resignation from the Ability Board, effective August 31, 2016. The Board is comprised of seven directors, including four who are considered independent directors. Mr. Moshe will serve on the Audit and Nominating Committees.

About Ability, Inc.

Ability, Inc., ("Ability") is the sole owner of Ability Computer & Software Industries Ltd., following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994. We provide advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice, text and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

Or

Rob Fink

Tel: +646-415-8972

E-mail: rob@haydenir.com